Market Overview

Market, Branding, Advantages





STATE OF MASSACHUSETTS CANNABIS FRIENDLINESS

- Received town approval from Winchendon, Massachusetts to operate a cannabis cultivation and product manufacturing facility

- Received a signed host community agreement from the Winchendon board of selectman

- Secured a hemp processing/product manufacturing license from the Massachusetts Department of Agriculture

- Pending Letter of Intents with adult use cannabis retailers

- Secured Tier 1 Cultivation License and Product Manufacturing License from the Cannabis Control Commission (CCC)

- Strong relationships in place with CCC, Department of Agriculture, City of Winchendon and Worcester County

Massachusetts Market Advantage



- 106 of Massachusetts' 351 municipalities have moratoriums in place or completely banned cannabis businesses from their towns.

- 102 of the local bans on marijuana businesses are indefinite. The remaining 4 are temporary moratoriums designed to buy local officials time to set up marijuana zoning rules.

- Due to the bans and moratoriums there will be a limited number of cultivators to provide cannabis to a 2020 market projected to sell $745M in cannabis sales.

MASSACHUSETTS CANNABIS PRICING

Current Market Overview

- Prices for wholesale cannabis flower grown for Massachusetts' recreational market are some of the highest in the nation, as the state's producers slowly ramp up production to meet roaring demand.

  - [MJBizDaily Report](#)

- As regulators gradually add more marijuana retail stores, supply could become even further strained before production facilities are built out to full capacity and catch up to the appetite for adult-use products. That means prices likely haven't hit an upper limit.

- Retail marijuana stores are passing the stiff wholesale prices on to consumers. An eighth of an ounce of recreational flower is selling for $60-$70 in Massachusetts stores.

- As of late February, the commission had licensed 246 marijuana establishments, including 72 cultivators, and had opened 92 marijuana establishments, including 37 retail stores, according to MassLive.

Wholesale Cannabis Prices in Massachusetts



Average Price per Pound

Legend:
- 2019
- Current

$3,800 (Average-quality indoor)
$4,200 (Premium indoor)

Source: *Marijuana Business Daily*
© 2020 Marijuana Business Daily, a division of Anne Holland Ventures Inc. All rights reserved.



PRODUCT OVERVIEW

- ⚹ Wholesale Full Melt Hash
- ⚹ Wholesale Solventless Diamonds
- ⚹ Wholesale Rosin/Batter
- ⚹ Wholesale Flower
- ⚹ Wholesale Pre-rolls
- ⚹ Wholesale Trim









OUR MISSION

Our Mission is to introduce the established and innovative growing brand of EastCoasterDam into the Commonwealth of Massachusetts cannabis market.

We will accomplish this by providing consistent, high quality cannabis to adult use cannabis retail stores, registered medical dispensaries, processors and manufacturers within the Commonwealth of Massachusetts and continuing building the long-standing relationships we already have.

Driven to incorporate our in-house genetic testing to accelerate pheno-hunting, maximize yield, cut grower costs and quality control testing for microbial contaminants.

To be fully compliant with all state and local municipalities and be primed and ready for national expansion as federal laws adjust to the benefits of the cannabis industry.

CANNABIS CULITIVATION FOCUS

PRECISION CULTIVATION

ART OF GROWING

All aspects of cannabis cultivation are and will continue to be, an art.

However, we believe science plays a major role in the development of consistent and repeatable production processes for cannabis.

Therefore we invest in cutting-edge equipment, perform detailed analysis and test our findings within our own cultivation facilities.

Our commitment to constant refinement allows our cultivation efforts to improve in efficiency, consistency and overall quality.

GENETICS AND GENOMICS

MMG is heavily focused on cannabis genetics and ensuring the crops we cultivate produce the highest quality flower, oil and manufactured products. It’s not just about the end result, we are very process focused to ensure consistency and efficiency with all of our cultivation efforts.

With genetic markers linked to desirable traits such as THC content, we are able to use DNA analyses to screen seedlings for sought-after properties instead of waiting months for the plants to mature into adults.

FUTURE OF CULTIVATION

We are the growers of the future are armed with more technology, information, and genetic material than ever before. Our techniques continue to develop and become perfected, with our cannabis cultivators sharing their experiences safely and anonymously, we have created an open forum for our growers and network of growers to work together, solving each others’ problems with solutions derived from collective experiences.

BUSINESS STRENGTHS

1 State licensing acquired
Massachusetts Cultivation, Manufacturing and Distribution

2 Branding and Distribution
MMG will leverage its expertise to build a premier cannabis brand

3 Annual income supports operations
Monthly sales and capacity increase steadily from first year forward

4 Consumer products and services
Delivering products with quality, efficiency and transparency

OPERATIONAL STRATEGIES AND REQUIREMENTS IN PLACE

State Requirements

ᛟ Tier 1 Cultivator License- Up to 5,000 sq. ft. of canopy cultivation
ᛟ Certification training programs
ᛟ Approved marketing and advertising requirements
ᛟ State approved record keeping practices
ᛟ Storage requirements
ᛟ Waste disposal
ᛟ Physical separation of medical vs. recreational
ᛟ Testing of marijuana and marijuana products
ᛟ Insurance Requirements

Security

ᛟ Deter and prevent unauthorized entrance
ᛟ On-premise identification of all individuals seeking access to adult-use only locations
ᛟ Storage of all products
ᛟ Share security plan and procedures with law enforcement
ᛟ Limited Access areas
ᛟ Alarm requirements
ᛟ Incident Reporting
ᛟ Security Audits (30 days post)
ᛟ Video surveillance and recording (90 days)

Operational Requirements

ᛟ Storage requirements
ᛟ Transportation between facilities
ᛟ Satisfy minimum energy efficiency and Conservation requirements
ᛟ Limitations on sales- Per transaction
ᛟ Recording Sales
ᛟ Consumer Education
ᛟ Storage of Video surveillance and recording
ᛟ Employee background check setup
ᛟ Inventory Procedures
ᛟ Written Operating Procedures



EXECUTIVE TEAM

Mantis Management Group

Wendell Orphe

Founder

- Biomedical Lab and Clinical Sciences Major at Boston University
- Founded Curated Leaf Services in August 2017 as a holdings company and launched PhenoXpress, a cannabis genetic testing company
- He has over a decade of experience in molecular biology, research, and assay development
- He has spent his career developing and utilizing DNA sequencing technologies in research and clinical markets
- His passion for cannabis research and science lead him to develop robust PCR assays that detect microbial on cannabis based on specificity and sensitivity



Joseph Lupo

Managing Member / Cultivation Director

- Owner/creator of Clean Roots Corporation.
- Creator/inventor of Clean Roots Platforms
- Currently Holds 5 patents (4 US, 1 EU).
- Co-founder- Mantis Management Group
- Owner of JFS Distribution. Established international relationship and is only United States company importing Buddhas Tree Plant Nutrients . Handles warehouse/sales/deliveries/accounting/ marketing
- Licensed Rhode Island Medical Marijuana Care-Giver since 2008



Brett Sprau

Legal / Business Development

- Juris Doctorate of Law from Widener University Commonwealth Law School
- Bachelor of Science Degree from Penn State University
- Over 15 years of business and account development experience, including 12 years of
- Brett has cultivated an extensive network of parallel business relationships, including executives of local universities and medical facilities in Boston seeking participation and desiring to create mutually beneficial business relationships.
- 3 years of Sales Management experience.



Jason Dupont

Solventless Extraction Lead

- Founder/operator of Colorado Leaf, one of the first adult use wholesale cultivation facilities in Colorado
- Extensive work with multiple MSO's; GTI and GGB as Vice President
- Published multiple solventless SOP's for Rhode Island medical cannabis facilities
- Awarded multiple license applications in PA, MA, AK, CO and MI
- Personally awarded licenses in Colorado and Massachusetts
- Owner and Founder of Sic Star Consulting
- Featured in multiple issues of Marijuana Venture and Cannabis Business Times for experience with numerous cannabis start ups and cultivation.



TEAM ACHIEVEMENTS



- Featured in **High Times Magazine** February 2015, August 2016, March 2017
- Maximum Yield Industry News 2014
- **Releaf Magazine** 2012
- 1000 **Watts Magazine** 2015
- Podcast Co-Creator/ Co-Host of The Joint Committee. An East Coast Cannabis Podcast which highlights local cultivators and companies in the cannabis scene .
- Creator of @EastCoasterDam of Instagram and Twitter (70k+ following via social media) a cannabis Pioneer/Influencer in the industry
- Increased brand awareness that continues to reach on a global scale
- Incorporating PhenoXpress, a successful cannabis testing business to complete vertical integration